SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported) October 29, 2008

Community Bank Shares of Indiana, Inc.

(Exact Name of Registrant as Specified in Charter)

Indiana	0-25766	35-1938254
State or Other Jurisdiction	(Commission File	(IRS Employer
of Incorporation	Number)	Identification No.)

101 West Spring Street, New Albany, Indiana 47150
(Address of Principal Executive Offices) (Zip Code)

Registrant's telephone number including area code (812) 944-2224

Not Applicable
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

ITEM 2.02. RESULTS OF OPERATIONS AND FINANCIAL CONDITION

On October 29, 2008, Community Bank Shares of Indiana, Inc. issued a press release reporting earnings for the quarter ended September 30, 2008 and the declaration of a quarterly cash dividend. A copy of the press release is attached as Exhibit 99.1 to this 8-K.

ITEM 9.01. FINANCIAL STATEMENTS AND EXHIBITS

(c) Exhibits

EXHIBIT NO.

99.1 Community Bank Shares of Indiana, Inc. Press Release dated October 29, 2008

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

COMMUNITY BANK SHARES OF INDIANA, INC.

Date: October 29, 2008　　　　　　　　　　　　　　*By:*　*/s/ James D. Rickard*
　　　　　　　　　　　　　　　　　　　　　　　Name: James D. Rickard
　　　　　　　　　　　　　　　　　　　　　　　Title: President and CEO

Date: October 29, 2008　　　　　　　　　　　　　　*By:*　*/s/ Paul A. Chrisco*
　　　　　　　　　　　　　　　　　　　　　　　Name: Paul A. Chrisco
　　　　　　　　　　　　　　　　　　　　　　　Title: Senior Vice President,
　　　　　　　　　　　　　　　　　　　　　　　Chief Financial Officer

News Release

Contact:

Paul Chrisco, CFO
(812) 981-7375

FOR IMMEDIATE RELEASE

Community Bank Shares of Indiana, Inc. reports 3rd quarter earnings and 4th quarter dividend

NEW ALBANY, Ind. (October 29, 2008) – Community Bank Shares of Indiana, Inc. (NASDAQ-CBIN) reported the declaration of a quarterly cash dividend and results for the third quarter ended September 30, 2008. On October 28, 2008, the Company's Board of Directors declared a $0.175 cash dividend per share on the common stock of the Company to be paid on November 26, 2008 to the stockholders of record of the Company at the close of business on November 11, 2008. The following tables summarize the Company's third quarter results (in thousands, except per share data):

	Quarter Ended September 30, 2008	Quarter Ended September 30, 2007	Percent Change	Quarter Ended June 30, 2008	Percent Change
Net income	$ 919	$ 1,088	(15.5)%	$ 218	321.6 %
Net income per share, basic	$ 0.28	$ 0.33	(15.2)	$ 0.07	300.0
Net income per share, diluted	$ 0.28	$ 0.33	(15.2)	$ 0.06	366.7

	Nine Months Ended, September 30, 2008	Nine Months Ended, September 30, 2007	Percent Change
Net income	$ 2,173	$ 3,018	(28.0)%
Net income per share, basic	$ 0.67	$ 0.90	(25.6)
Net income per share, diluted	$ 0.66	$ 0.89	(25.8)

	September 30, 2008	September 30, 2007	Percent Change	December 31, 2007	Percent Change
Total assets	$ 857,032	$ 816,705	4.9 %	$ 823,568	4.1 %
Loans, net	635,149	629,708	0.9	629,732	0.9
Total deposits	597,835	554,245	7.9	573,346	4.3
Non-interest bearing deposits	92,922	80,467	15.5	79,856	16.4

The Company's net income for the quarter ended September 30, 2008 decreased to $919,000 from $1.1 million for the third quarter of 2007 and increased from $218,000 for the second quarter of 2008. The decrease in quarterly income as compared to 2007 was primarily due to increases in the provision for loan losses of $470,000 and non-interest expense of $321,000, offset by increases in net interest income, non-interest income, and a decrease in income tax expense. Net income for the first nine months of 2008 was also substantially impacted by an increase in the provision for loan losses of $2.9 million which was countered by an increase in non-interest income and a decrease in income tax expense. Basic and diluted earnings per share declined for the three and nine months ended September 30, 2008 compared to the same periods in 2007 due to the decrease in net income described above.

Total assets grew 4.9% and 4.1% from September 30, 2007 and December 31, 2007, respectively, to $857.0 million at September 30, 2008, from increases in cash and due from banks, interest bearing deposits in other financial institutions, net loans, and investments.

"During this time of uncertainty, we are pleased to report that we have been able to not only retain the confidence of our customer base, but add new customers as well," stated James D. Rickard, President and CEO. "We have continued to grow our non-interest bearing deposits, which have increased by approximately 16% from the end of 2007. The growth in our deposits has allowed to us to increase our liquidity substantially which will be utilized judiciously to provide the highest possible return for our investors while also assisting our customers and the communities we serve."

Asset Quality

	September 30, 2008	June 30, 2008	December 31, 2007	September 30, 2007
Non-performing loans to total assets	2.34 %	2.61 %	1.38 %	0.92 %
Non-performing assets to total assets	2.41	2.68	1.45	0.99
Net loan charge-offs to average loans (1)	0.54	0.68	0.10	0.05
Allowance for loan losses to total loans	1.09	1.07	0.99	0.91
Allowance for loan losses to non-performing loans	34.99	31.37	55.51	98.09
Classified loans	$ 53,547	$ 47,883	$ 29,367	$ 14,662
Impaired loans	$ 16,268	$ 21,049	$ 9,295	$ 4,294

(1) Net loan charge-offs to average loans as of September 30, 2008, June 30. 2008, and September 30, 2007 are presented on an annualized basis.

The Company recorded a provision for loan losses of $3.3 million for the nine months ended September 30, 2008 as compared to $404,000 for the same period in 2007 and $580,000 for the three months ended September 30, 2008. The increase in the provision for loan losses for the three and nine month periods was due primarily to an increase in classified loans identified by the Company's internal loan classification system and by a decline in the ratings of certain classified loan relationships. Also impacting the provision for loan losses for the nine month period was a continued deterioration in the underlying collateral values of loans secured by commercial real estate. In addition, the Company has experienced an increase in impaired, non-performing, and classified loans since December 31, 2007. Accordingly, the Company has recorded a provision for loan losses sufficient to cover the probable incurred losses in its loan portfolio, resulting in an increase in the allowance for loan losses to total loans from 0.99% at December 31, 2007 to 1.09% at September 30, 2008 after charge-offs of $2.7 million during the nine month period. The reduction in ratings and deterioration in underlying collateral values were identified as part of the Company's ongoing loan monitoring process and represents changes in circumstances occurring during 2008, primarily in the second quarter. The Company's non-performing and impaired loans as of September 30, 2008 have decreased from June 30, 2008 by $1.9 million and $5.0 million, respectively, which reflects management's continued efforts in resolving problem credits. Management continues to closely monitor the loan portfolio, including classified credits, and will aggressively seek to mitigate losses. The Company does not originate or hold any loans that are considered "subprime" and, therefore, does not have loss exposure within its portfolio from those types of loans.

Non-Interest Income

(Dollars in thousands)	Quarter Ended September 30, 2008	2007	Percent Change	Nine Months Ended September 30, 2008	2007	Percent Change
Service charges on deposit accounts	$ 918	$ 815	12.6 %	$ 2,499	$ 2,353	6.2 %
Commission income	48	51	(5.9)	138	124	11.3
Mortgage banking income	40	53	(24.5)	179	178	0.6
Increase in cash surrender value of life insurance	185	170	8.8	548	507	8.1
Change in fair value and cash settlement of interest rate swap	-	(266)	*	180	(867)	*
Interchange income	207	178	16.3	612	516	18.6
Other	46	120	(61.7)	216	340	(36.5)
Subtotal	1,444	1,121	28.8	4,372	3,151	38.7
Gain/loss on sales of available for sale securities	72	(20)	*	363	(28)	*
Total	$ 1,516	$ 1,101	37.7	$ 4,735	$ 3,123	51.6

**** Not meaningful.***

Non-interest income for the three and nine months ended September 30, 2008 increased by 37.7% and 51.6%, respectively, from the same periods in 2007 due to net gains realized on sales of investment securities, primarily in the second quarter, an increase in service charges on deposit accounts, and a reduction in interest rate settlements and increase in fair value of the Company's interest rate swap. The net gain realized on sales of investment securities increased as management was able to sell certain securities at a gain and reinvest the proceeds at a relatively equivalent yield without materially extending the duration of the portfolio. Service charges on deposit accounts increased $103,000 and $146,000 for the three and nine months ended September 30, 2008 as compared to the same periods in 2007 due to income from new deposit product offerings. The Company's interest rate swap matured in June 2008 which resulted in an increase in the unrealized gain while reducing interest rate settlement payments to the counterparty in 2008 as compared to 2007. Other non-interest income decreased for both the three and nine month periods ended September 30, 2008 as compared to 2007 due primarily to a decrease in fee income related to processing of customer's credit and debit card transactions.

Non-Interest Expense

(Dollars in thousands)	Quarter Ended September 30, 2008	2007	Percent Change	Nine Months Ended September 30, 2008	2007	Percent Change
Salaries and employee benefits	$ 3,066	$ 2,919	5.0 %	$ 9,086	$ 8,578	5.9 %
Occupancy	581	420	38.3	1,596	1,308	22.0
Equipment	400	391	2.3	1,117	1,074	4.0
Data Processing	506	565	(10.4)	1,427	1,693	(15.7)
Marketing and advertising	177	123	43.9	558	473	18.0
Legal and professional service fees	307	280	9.6	849	963	(11.8)
Other	703	721	(2.5)	1,970	2,341	(15.8)
Total	$ 5,740	$ 5,419	5.9	$ 16,603	$ 16,430	1.1

Non-interest expense increased by $321,000 and $173,000 for the three and nine month periods ended September 30, 2008 as compared to same periods in 2007. Occupancy expenses increased for both the three and nine month periods due to 1) opening of new branches in June of 2007 and August 2008, and 2) an increase in common area maintenance at certain of the Company's leased branch locations in 2008. Data processing expense decreased by 10.4% for the three months ended September 30, 2008 and by 15.7% for the nine month period from the equivalent periods in 2007 due to a reduction in the Company's core data processing fees as a result of the execution of a new contract with the an existing vendor. Marketing and advertising expense increased for the three and nine months as the Company incurred expenses in the second and third quarters of 2008 related to a new branding campaign in addition to an increase in advertising expenses to promote the opening of a new branch location. Other expenses decreased for the nine months in 2008 as compared to 2007 primarily due to a reduction in certain third party vendor expenses and a decrease in charge-offs of overdrawn customer checking accounts.

The Company recognized income tax expense of $223,000 and $263,000 for the three and nine month periods ended September 30, 2008 compared to $343,000 and $917,000 for the equivalent periods in 2007. The Company's effective tax rate was 19.5% for the third quarter of 2008 compared to 24.0% in 2007 and 10.8% for the nine month period in 2008 compared to 23.3% in 2007. The decrease in income tax expense for the nine month period was primarily due to a decrease in taxable income for the quarter which did not fully offset the level of aggregate tax preference items and fixed tax credits. Also, the Company reduced its reserve for unrecognized tax benefits, reversed its accrual for the associated interest and penalties, and recorded a receivable which reduced income tax expense in the first quarter of 2008 as a result of a favorable resolution to audits of the Company's 2004 and 2005 tax returns by the Internal Revenue Service.

Community Bank Shares of Indiana, Inc. is the parent company of Your Community Bank in New Albany, Indiana and The Scott County State Bank in Scottsburg, Indiana, which are full-service banking subsidiaries. The Company is traded on the NASDAQ under the symbol *CBIN.*

Statements in this press release relating to the Company's plans, objectives, or future performance are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements are based on management's current expectations. The Company's actual strategies and results in future periods may differ materially from those currently expected due to various risks and uncertainties, including those discussed in the Company's 2007 Form 10-K and subsequent 10-Qs filed with the Securities and Exchange Commission.

CONSOLIDATED CONDENSED
BALANCE SHEETS
(Unaudited)

		September 30, 2008		December 31, 2007
		(In thousands, except share data)		
ASSETS				
Cash and due from financial institutions	$	20,485	$	14,570
Interest-bearing deposits in other financial institutions		23,699		13,943
Securities available for sale		110,166		99,465
Loans held for sale		413		757
Loans, net of allowance for loan losses of $7,025 and $6,316		635,149		629,732
Federal Home Loan Bank and Federal Reserve stock		8,113		8,096
Accrued interest receivable		3,394		3,537
Premises and equipment, net		15,164		15,147
Cash surrender value of life insurance		17,559		16,911
Goodwill		15,335		15,335
Other intangible assets		2,589		2,899
Other assets		4,966		3,176
Total Assets	$	857,032	$	823,568
LIABILITIES AND SHAREHOLDERS' EQUITY				
Deposits				
Non interest-bearing	$	92,922	$	79,856
Interest-bearing		504,913		493,490
Total deposits		597,835		573,346
Other borrowings		69,870		72,796
Federal Home Loan Bank advances		106,930		91,376
Subordinated debentures		17,000		17,000
Accrued interest payable		2,042		1,956
Other liabilities		2,108		2,629
Total liabilities		795,785		759,103
STOCKHOLDERS' EQUITY				
Total stockholders' equity		61,247		64,465
Total Liabilities and Stockholders' Equity	$	857,032	$	823,568

CONSOLIDATED CONDENSED
STATEMENTS OF INCOME
(Unaudited)

		Three Months Ended September 30,				Nine Months Ended September 30,		
		2008		2007		2008		2007
		(In thousands, except per share data)				*(In thousands, except per share data)*		
Interest income	$	11,280	$	13,147	$	34,170	$	39,183
Interest expense		5,334		7,288		16,556		21,537
Net interest income		5,946		5,859		17,614		17,646
Provision for loan losses		580		110		3,310		404
Non-interest income		1,516		1,101		4,735		3,123
Non-interest expense		5,740		5,419		16,603		16,430
Income before income taxes		1,142		1,431		2,436		3,935
Income tax expense		223		343		263		917
Net income	$	919	$	1,088	$	2,173	$	3,018
Basic earnings per share	$	0.28	$	0.33	$	0.67	$	0.90
Diluted earnings per share	$	0.28	$	0.33	$	0.66	$	0.89